UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

First Interstate BancSystem, Inc.
(Name of Issuer)
Class A Common Stock and Class B Common Stock
(Title of Class of Securities)
Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300
(CUSIP Numbers)
Thomas W. Scott
c/o First Interstate BancSystem, Inc.
401 North 31st Street
Billings, Montana 59116
(406) 255-5390
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 27, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	2	of	19	Pages

1.	NAMES OF REPORTING PERSONS Randall I. Scott

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Montana, U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		3,868,784 (of which 3,859,136 are shares of Class B Stock and 9,648 are shares of Class A Stock)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		575,660 (all of which are shares of Class B Stock)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,823,588 (of which 3.813,940 are shares of Class B Stock and 9,648 are shares of Class A Stock)

WITH:	10.	SHARED DISPOSITIVE POWER

575,660 (all of which are shares of Class B Stock)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,444,444 (of which 4,434,796 are shares of Class B Stock and 9,648 are shares of Class A Stock)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5% Class A; 16.1% Class B

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	3	of	19	Pages

1.	NAMES OF REPORTING PERSONS N Bar 5, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		3,795,676 (all of which are shares of Class B Stock)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,795,676 (all of which are shares of Class B Stock)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,795,676 (all of which are shares of Class B Stock)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% Class A; 13.8% Class B

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	4	of	19	Pages

1.	NAMES OF REPORTING PERSONS James R. Scott

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Montana, U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		4,659,033 (of which 4,641,269 are shares of Class B Stock and 17,764 are shares of Class A Stock)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		401,780 (all of which are shares of Class B Stock)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,317,372 (of which 2,299,608 are shares of Class B Stock and 17,764 are shares of Class A Stock)

WITH:	10.	SHARED DISPOSITIVE POWER

2,743,441 (all of which are shares of Class B Stock)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,060,813 (of which 5,043,049 are shares of Class B Stock and 17,764 are shares of Class A Stock)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% Class A; 18.3% Class B

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	5	of	19	Pages

1.	NAMES OF REPORTING PERSONS. J.S. Investments Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		2,211,036 (all of which are shares of Class B Stock)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,211,036 (all of which are shares of Class B Stock)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,211,036 (all of which are shares of Class B Stock)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6% Class A; 8.0% Class B

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	6	of	19	Pages

1.	NAMES OF REPORTING PERSONS. John M. Heyneman, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming, U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		1,295,948 (all of which are shares of Class B Stock)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		429,180 (all of which are shares of Class B Stock)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,295,948 (all of which are shares of Class B Stock)

WITH:	10.	SHARED DISPOSITIVE POWER

429,180 (all of which are shares of Class B Stock)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,725,128 (all of which are shares of Class B Stock)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1% Class A; 6.3% Class B

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	7	of	19	Pages

15.	NAMES OF REPORTING PERSONS. Towanda Investments Limited Partnership

16.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(c) ☑
(d) ☐

17.	SEC USE ONLY

18.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

19.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

20.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, U.S.A.

	21.	SOLE VOTING POWER

NUMBER OF		1,155,792 (all of which are shares of Class B Stock)

SHARES	22.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	23.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,155,792 (all of which are shares of Class B Stock)

WITH:	24.	SHARED DISPOSITIVE POWER

0

25.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,155,792 (all of which are shares of Class B Stock)

26.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

27.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0% Class A; 4.2% Class B

28.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	8	of	19	Pages

1.	NAMES OF REPORTING PERSONS. Thomas W. Scott

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming, U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		2,863,582 (of which 2,840,506 are shares of Class B Stock and 23,076 are shares of Class A Stock)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,863,582 (of which 2,840,506 are shares of Class B Stock and 23,076 are shares of Class A Stock)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,863,582 (of which 2,840,506 are shares of Class B Stock and 23,076 are shares of Class A Stock)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.8% Class A; 10.4% Class B

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	9	of	19	Pages

1.	NAMES OF REPORTING PERSONS. Homer A. Scott, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming, U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		2,790,506 (of which 2,761,670 are shares of Class B Stock and 28,836 are shares of Class A Stock)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,208 (all of which are shares of Class B Stock)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,836 (all of which are shares of Class A Stock)

WITH:	10.	SHARED DISPOSITIVE POWER

2,761,670 (all of which are shares of Class B Stock)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,818,714 (of which 2,789,878 are shares of Class B Stock and 28,836 are shares of Class A Stock)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6% Class A; 10.1% Class B

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	10	of	19	Pages

15.	NAMES OF REPORTING PERSONS. Dan S. Scott

16.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(c) ☑
(d) ☐

17.	SEC USE ONLY

18.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

19.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

20.	CITIZENSHIP OR PLACE OF ORGANIZATION

Montana, U.S.A.

	21.	SOLE VOTING POWER

NUMBER OF		1,509,118 (all of which are shares of Class B Stock)

SHARES	22.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	23.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,170,712 (all of which are shares of Class B Stock)

WITH:	24.	SHARED DISPOSITIVE POWER

563,096 (all of which are shares of Class B Stock)

25.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,733,808 (all of which are shares of Class B Stock)

26.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

27.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2% Class A; 6.3% Class B

28.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	11	of	19	Pages
ITEM 1. SECURITY AND ISSUER
     This filing relates to shares of the Class A common stock (“Class A Stock”), no par value per share, and the Class B common stock (“Class B Stock”), no par value per share (collectively, the “Common Stock”), of First Interstate BancSystem, Inc., a Montana corporation (the “Issuer”), which has its principal executive offices at 401 North 31st Street, Billings, Montana 59116. On March 5, 2010, the Issuer recapitalized its existing common stock. The recapitalization included, among other things, a redesignation of the existing common stock as Class B Stock, a four-for-one split of Class B Stock, and the creation of the Class A Stock, which is listed on the NASDAQ stock market under the symbol “FIBK.” The Class B Stock is convertible at any time into Class A Stock on a share for share basis at the discretion of the holder. The conversion feature of the Class B Stock does not expire. Each share of Class A Stock is entitled to one vote per share. Each share of Class B Stock is entitled to five votes per share.
     According to the Issuer’s most recently filed Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, there were 15,308,712 shares of Class A Stock and 27,489,328 shares of Class B Stock outstanding as of September 30, 2010. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of September 30, 2010.
     All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.
ITEM 2. IDENTITY AND BACKGROUND
     (a) — (c) This schedule is being filed by each of Randall I. Scott, N Bar 5, Limited Partnership (“N Bar 5”), James R. Scott, J.S. Investments Limited Partnership (“J.S. Investments”), John M. Heyneman, Jr., Towanda Investments Limited Partnership (“Towanda”), Thomas W. Scott, Homer A. Scott, Jr., and Dan S. Scott (each, a “Reporting Person” and collectively, the “Reporting Persons”).
     As of the date of this filing, the Reporting Persons as a group are the beneficial owners of 18,217,309 shares of Common Stock (of which 18,137,985 are shares of Class B Stock and 79,324 are shares of Class A Stock). Such shares of Common Stock represent beneficial ownership of 54.5% of Class A Stock and 65.6% of Class B Stock. Such shares of Common Stock represent 59.4% of the voting power of the Common Stock.
     Mr. Randall I. Scott has been a director of the Issuer since 2003 and is a certified financial planner and managing general partner of N Bar 5. N Bar 5 is a Delaware limited partnership engaged in the business of managing investments. The business address for each of Mr. Scott and N Bar 5 is P.O. Box 7113, Billings, Montana 59103.
     Mr. James R. Scott has been a director of the Issuer since 1971 and the Vice Chairman of the Issuer’s board of directors since 1990. Mr. Scott is also Chairman of the Padlock Ranch Corporation, Managing Partner of J.S. Investments and a board member of both the Fountain Valley School and Foundation for Community Vitality. J.S. Investments is a Delaware limited partnership engaged in the business of managing investments. The business address for each of Mr. Scott and J.S. Investments is P.O. Box 7113, Billings, Montana 59103.
     Mr. John M. Heyneman, Jr. has been a director of the Issuer since May 2010. Mr. Heyneman is Project Manager of Partnership for Wyoming’s Future and Managing General Partner of Towanda. Towanda is a Delaware limited partnership engaged in the business of managing investments. The business address for each of Mr. Heyneman and Towanda is 4100 Big Horn Avenue, Sheridan, Wyoming 82801.
     Mr. Thomas W. Scott been a director of the Issuer since 1971 and the Chairman of the Issuer’s board of directors since 2004. Mr. Scott’s business address is P.O. Box 30918, Billings, Montana 59116.
     Mr. Homer A. Scott, Jr. is a retired director of the Issuer. Mr. Scott’s business address is P.O. Box 2007, Sheridan, Wyoming 82801.
     Mr. Dan S. Scott is a retired director of the Issuer. Mr. Scott’s business address is P.O. Box 7113 Billings, Montana 59103.
     (d) — (e) During the last five years, none of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	12	of	19	Pages
     (f) Each of the foregoing Reporting Persons and other natural persons for whom information has been provided is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     This filing does not reflect any purchase of securities by the Reporting Persons. Rather, this filing is being made due to the combination of the Reporting Persons for the purpose of acting together as a group as set forth below in Item 4.
ITEM 4. PURPOSE OF TRANSACTION
     Each Reporting Person, as either one of the descendents of Homer Scott, Sr., the founder of the Issuer, or an affiliate thereof, has been a long-time beneficial owner of shares of Common Stock. The shares of capital stock held by each of the Reporting Persons have been held without any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer, other than the Shareholder Agreement (as defined below), including predecessor versions thereof, which contains certain customary transfer restrictions and provides the parties thereto a right of first refusal, except for certain permitted transfers.
     The Issuer completed an initial public offering of Class A Stock and related listing of such stock on The NASDAQ Stock Market LLC. The Reporting Persons, which own collectively and in the aggregate more than 50% of the outstanding voting securities of the Issuer, reached an oral agreement as a group, effective as of the date of the Joint Filing Agreement included as an exhibit hereto, for the purpose of influencing control over the Issuer solely to the extent necessary to ensure the Issuer will qualify as a “controlled company” under applicable NASDAQ Marketplace Rules. Under such rules, NASDAQ listed issuers that qualify as controlled companies may avail themselves of certain corporate governance exemptions involving board and committee independent director requirements. Except for the foregoing and the Shareholder Agreement, the Reporting Persons do not have any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence control over the Issuer.
     Other than in connection with the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in Item 6 below, including the Scott Family Shareholders’ Agreement among Scott family members dated October 29, 2010 (the “Shareholder Agreement”), there are no other plans or proposals that would result in the acquisition of additional securities or disposition of additional securities of the Issuer.
     Except as described above in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their sole discretion.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) — (b)
     The group comprised of the Reporting Persons included in this filing beneficially owns an aggregate of 18,217,309 shares (of which 18,137,985 are shares of Class B Stock and 79,324 are shares of Class A Stock), representing 54.5% of the Class A Stock and 65.6% of the Class B Stock. Such shares of Common Stock represent 59.4% of the voting power of the Common Stock. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.
•	Randall I. Scott beneficially owns 4,444,444 shares of Common Stock (of which 4,434,796 are shares of Class B Stock and 9,648 are shares of Class A Stock), representing 22.5% of the Class A Stock and 16.1% of the Class B Stock. This amount includes 3,795,676 shares of Class B Stock held by N Bar 5, of which Mr. Scott is the managing general partner. Mr. Scott disclaims beneficial ownership of the shares owned by N Bar 5 except to the extent of his pecuniary interest in such shares arising from his interest in N Bar 5. The shares of Class B Stock held by N Bar 5 represent 19.9% of the Class A Stock and 13.8% of the Class B Stock. Mr. Scott has sole voting and dispositive power over the 3,795,676 shares of Class B Stock held by N Bar 5. Mr. Scott also has sole voting and dispositive power over an additional 27,912 shares of Common Stock, which include 456 shares of Class B Stock held individually, 17,808 shares of Class B Stock underlying stock options that are currently exercisable or exercisable within 60 days of the date hereof, and 9,648 shares of Class A Stock owned through Mr. Scott’s 401(k) plan account pursuant to the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc. (the “FIB 401(k) Plan”). Mr.

CUSIP Nos.:	32055Y 201; 32055Y 300	Page	13	of	19	Pages
Scott has sole voting power with respect to 45,196 shares of Class B Stock held by a family limited partnership. In addition, Mr. Scott has shared voting and dispositive power over 575,660 shares of Class B Stock held by six separate trusts, of which Mr. Scott is the co-trustee of each trust. Mr. Scott disclaims beneficial ownership of 343,344 shares of Class B Stock held by four of such trusts, the beneficiaries of which are various family members.

•	James R. Scott beneficially owns 5,060,813 shares of Common Stock (of which 5,043,049 are shares of Class B Stock and 17,764 are shares of Class A Stock), representing 24.9% of the Class A Stock and 18.3% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 2,317,372 shares of Common Stock, which includes 2,211,036 shares of Class B Stock held by J.S. Investments, with respect to which Mr. Scott acts as the managing general partner, 75,852 shares of Class B Stock held as conservator for a custodial account, 12,720 shares of Class B Stock underlying stock options that are currently exercisable or exercisable within 60 days of the date hereof, and 17,764 shares of Class A Stock owned through Mr. Scott’s 401(k) plan account pursuant to the FIB 401(k) Plan. The shares of Class B Stock held by J.S. Investments represent 12.6% of the Class A Stock and 8.0% of the Class B Stock. Mr. Scott has sole voting and shared dispositive power over 2,341,661 shares of Class B Stock held as co-trustee of the James R. Scott Revocable Trust. Mr. Scott has shared voting and dispositive power over 401,780 shares of Class B Stock, which include 35,240 shares of Class B Stock held as president of a family charitable foundation, 4,324 shares of Class B Stock held as co-trustee for a family member, and 362,216 shares of Class B Stock held as a director of Foundation for Community Vitality, a non-profit organization.

•	John M. Heyneman, Jr. beneficially owns 1,725,128 shares of Common Stock (all of which are shares of Class B Stock), representing 10.1% of the Class A Stock and 6.3% of the Class B Stock. This amount includes 1,155,792 shares of Class B Stock held by Towanda, of which Mr. Heyneman is the managing general partner. Mr. Heyneman disclaims beneficial ownership of the shares owned by Towanda except to the extent of his pecuniary interest in such shares arising from his interest in Towanda. The shares of Class B Stock held by Towanda represent 7.0% of the Class A stock and 4.2% of the Class B Stock. Mr. Heyneman has sole voting and dispositive power over the 1,155,792 shares of Class B Stock held by Towanda. Mr. Heyneman also has sole voting and dispositive power over 138,184 shares of Class B Stock, which include 123,184 shares of Class B Stock held as trustee of the John M. Heyneman, Jr. Revocable Trust and 15,000 shares of Class B Stock held directly by Mr. Heyneman. In addition, Mr. Heyneman has shared voting and dispositive power over 429,180 shares of Class B Stock held by five separate trusts, of which Mr. Heyneman is the co-trustee of each trust. Mr. Heyneman disclaims beneficial ownership of all 429,180 shares of Class B Stock held by the five trusts, the beneficiaries of which are various family members.

•	Thomas W. Scott beneficially owns 2,863,582 shares of Common Stock (of which 2,840,506 are shares of Class B Stock and 23,076 are shares of Class A Stock), representing 15.8% of the Class A Stock and 10.4% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 2,863,582 shares of Common Stock, which include 2,732,298 shares of Class B Stock held individually, 108,208 shares of Class B Stock underlying stock options that are currently exercisable or exercisable within 60 days of the date hereof, and 23,076 shares of Class A Stock owned through Mr. Scott’s 401(k) plan account pursuant to the FIB 401(k) Plan.

•	Homer A. Scott, Jr. beneficially owns 2,818,714 shares of Common Stock (of which 2,789,878 are shares of Class B Stock and 28,836 are shares of Class A Stock), representing 15.6% of the Class A Stock and 10.1% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 28,836 shares of Class A Stock owned through Mr. Scott’s 401(k) plan account pursuant to the FIB 401(k) Plan. Mr. Scott has sole voting and shared dispositive power over 2,761,670 shares of Class B Stock held as co-trustee of the Homer A. Scott, Jr. 2010 Revocable Trust. In addition, Mr. Scott has shared voting power over 28,208 shares of Class B Stock held by a family unitrust.

•	Dan S. Scott beneficially owns 1,733,808 shares of Common Stock (all of which are shares of Class B Stock), representing 10.2% of the Class A Stock and 6.3% of the Class B Stock. Mr. Scott has sole dispositive power over 1,170,712 shares of Class B Stock, which includes 2,712 shares of Class B Stock held individually and 1,168,000 shares of Class B Stock held by six family limited partnerships. Mr. Scott disclaims beneficial ownership of all 1,168,000 shares of Class B Stock held by the six family limited partnerships, the beneficiaries of which are various family members. In addition to sole dispositive power with respect to the foregoing shares, Mr. Scott has sole voting power over the 2,712 shares of Class B Stock held individually and sole voting power over 943,310 shares of Class B Stock held by the six family limited partnerships. Mr. Scott has sole voting and shared dispositive power over 563,096 shares of Class B Stock held as co-trustee of the Dan S. Scott Trust.
     (c) No person identified in Item 2 hereof has effected any transaction in shares of Common Stock of the Issuer during the 60 days preceding the date hereof, except as follows: (i) Homer A. Scott, Jr. gifted 16,794 shares of Class B Stock, as reported on that certain Form 4 filed with the SEC on November 19, 2010; (ii) James R. Scott purchased 1,545 shares of Class B Stock, as reported on that certain Form 4 filed with the SEC on November 19, 2010; (iii) Thomas W. Scott gifted 9,330 shares of Class B Stock, as reported on that certain Form 4 filed with the SEC on November 19, 2010; and (iv) James R. Scott gifted 13,116 shares of Class B

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Stock, as reported on that certain Form 4 filed with the SEC on December 1, 2010. Shares of Class B Stock transferred to persons other than “permitted transferees” under the Issuer’s Amended and Restated Articles of Incorporation are automatically converted into shares of Class A Stock upon transfer.
     (d) The Reporting Persons know of no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     As described in Item 4 above, the Reporting Persons have agreed orally to effect as a group influence or control over the Issuer. As referenced in Item 4 above, the Reporting Persons are parties to or subject to the contracts, arrangements, understandings, and relationships described in this Item 6.
     Currently, the Reporting Persons are parties to the Shareholder Agreement which contains certain customary transfer restrictions with respect to the Class B Stock and provides the parties thereto a right of first refusal, except for certain permitted transfers. The primary purpose of the Shareholder Agreement is to preserve opportunities within the extended Scott family to purchase shares of Class B Stock before they are converted and sold in the open market as shares of Class A Stock. The Shareholder Agreement is not applicable to shares of Class A Stock and, except as specifically set forth therein, does not provide for any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer. A copy of the Shareholder Agreement is attached hereto as Exhibit 99.3. The foregoing description of the Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, the attached copy of which is incorporated herein by reference.
     Additionally, certain of the Reporting Persons have pledged their interests in the shares of Common Stock as collateral for loans from third-party financial institutions pursuant to various loan agreements.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Title
99.1	Joint Filing Agreement
99.2	Power of Attorney
99.3	Scott Family Shareholders’ Agreement dated October 29, 2010

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SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2011 Date
/s/ RANDALL I. SCOTT
Randall I. Scott

N Bar 5, Limited Partnership
By:	/s/ RANDALL I. SCOTT
	Name:	Randall I. Scott
	Title:	Managing General Partner

/s/ JAMES R. SCOTT
James R. Scott

J.S. Investments Limited Partnership
By:	/s/ JAMES R. SCOTT
	Name:	James R. Scott
	Title:	Managing General Partner

/s/ J. M. HEYNEMAN, JR.
John M. Heyneman, Jr.

Towanda Investments Limited Partnership
By:	/s/ J. M. HEYNEMAN, JR.
	Name:	John M. Heyneman, Jr.
	Title:	Managing General Partner

/s/ DAN S. SCOTT
Dan S. Scott

/s/ THOMAS W. SCOTT
Thomas W. Scott

/s/ HOMER A. SCOTT, JR.
Homer A. Scott, Jr.

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EXHIBIT INDEX

Exhibit No.	Title
99.1	Joint Filing Agreement
99.2	Power of Attorney
99.3	Scott Family Shareholders’ Agreement dated October 29, 2010